INN OF THE MOUNTAIN GODS RESORT AND CASINO

287 Carrizo Canyon Road

Mescalero, New Mexico 88340

July 12, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field and Laura Nicholson

Re:	Forms T-3 for each of Inn of the Mountain Gods Resort and Casino, Casino Apache, Casino Apache Travel Center, Inn of the Mountain Gods and Ski Apache

Dear Mr. Field and Ms. Nicholson:

Inn of the Mountain Gods Resort and Casino (the “Company”) and each of the other applicants of the below-referenced Forms T-3 hereby request that the effectiveness of such Forms T-3 be accelerated to 10:00 a.m. EDT on July 13, 2018, or as soon as practicable thereafter:

1)	Inn of the Mountain Gods Resort and Casino Application for Qualification of Indenture on Form T-3 filed June 8, 2018 (File No. 022-29055)

2)	Casino Apache Application for Qualification of Indenture on Form T-3 filed July 10, 2018 (File No. 022-29060)

3)	Casino Apache Travel Center Application for Qualification of Indenture on Form T-3 filed July 10, 2018 (File No. 022-29058)

4)	Inn of the Mountain Gods Application for Qualification of Indenture on Form T-3 filed July 10, 2018 (File No. 022-29059)

5)	Ski Apache Application for Qualification of Indenture on Form T-3 filed July 10, 2018 (File No. 022-29057)

Each of the undersigned hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact Gary Kashar at (212) 819-8223 or Henrikki Harsu at (212) 819-7628 of White & Case LLP.

Sincerely,

INN OF THE MOUNTAIN GODS RESORT AND CASINO

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

CASINO APACHE

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

CASINO APACHE TRAVEL CENTER

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

INN OF THE MOUNTAIN GODS

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

SKI APACHE

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer